
SEC MAIL PROCESSING
RECEIVED
NOV 29 2007
WASH. D.C.
182
SECTION


07008851

SECUR ... ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Assets Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, Suite 1100
(No. and Street)

Orlando, (City) Florida (State) 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Cofrancesco 407-254-1521
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pender Newkirk & Company LLP
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Suite 1650 Tampa, Florida 33602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Cofrancesco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Assets Advisory, LLC, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public



HOPE L. NEWSOME
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD307856
EXPIRES 4/7/2008
BONDED THRU 1-888-NOTARY1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on intenral control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

International Assets Advisory, LLC
(A Wholly Owned Subsidiary of Pecunia Management, LLC)

Statement of Financial Position

September 30, 2007

Assets

Cash and cash equivalents	$	496,399
Marketable securities, owned, at market value		18,857
Not readily marketable securities, owned, at estimated fair value		1,029
Certificate of deposit, restricted		20,000
Receivable from clearing broker		110,059
Property and equipment, net of accumulated depreciation		80,891
Intangible, net of accumulated amortization		167,748
Other assets		21,615
	$	916,598

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	153,338
Capital lease obligation		16,346
		169,684
Member's equity		746,914
	$	916,598

The accompanying notes are integral part of the financial statements.

END